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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2002
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN
(Full title of the plan)

SKYWEST, INC.
444 South River Road
St. George, Utah 84790
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN

Index to Financial Statements and Schedule

Page
Report of Independent Auditors—Ernst & Young LLP	1
Independent Auditors' Report—KPMG LLP	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	4
Notes to Financial Statements	5-9
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2002	10-11
Signature	12

Report of Independent Auditors

The Trustees of the SkyWest, Inc.
Employees' Retirement Plan:

        We have audited the accompanying statement of net assets available for benefits of the SkyWest, Inc. Employees' Retirement Plan (the "Plan") as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

        Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young Salt Lake City, Utah June 13, 2003

Independent Auditors' Report

The Trustees
SkyWest, Inc. Employees' Retirement Plan:

        We have audited the accompanying statement of net assets available for benefits of the SkyWest, Inc. Employees' Retirement Plan (the Plan) as of December 31, 2001. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit of a statement of net assets available for benefits includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of net assets available for benefits. An audit of a statement of net assets available for benefits also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

        In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Salt Lake City, Utah
July 11, 2002

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value:
Fidelity Spartan Money Market Fund	$9,488,140	$7,376,185
Fidelity Magellan Fund	7,986,920	10,191,568
Harris Associates Oakmark Select Fund	5,699,061	5,377,812
Strong Growth Fund	4,814,323	6,346,789
Janus Overseas Fund	4,757,964	5,974,224
Neuberger Berman Genesis Fund	4,434,808	3,779,606
J.P. Morgan Disciplined Equity Fund	4,097,059	5,964,316
American Century Equity Income Fund	3,167,027	2,874,711
Vanguard Admiral Intermediate-Term Treasury Fund	2,795,704	747,753
Turner Small Cap Equity Fund	2,561,582	4,092,635
Fidelity Equity Income Fund	2,301,078	2,806,923
Fidelity Puritan Fund	2,222,323	2,381,590
RYDEX OTC Fund	1,711,933	2,061,377
Strong Corporate Bond Fund	1,673,772	1,983,582
Banc of America Nations Marsico Focused Equities Fund	1,474,376	1,385,874
SkyWest, Inc. Common Stock	1,626,123	1,551,395
Wasatch Small Cap Value Fund	1,081,210	—
Nations International Value Investor Fund	718,794	—
Wasatch Small Cap Growth Fund	568,947	—
Participant Directed Brokerage Accounts	562,968	661,790
Strong Bond Fund	278,654	—
Turner Mid Cap Growth Fund	247,179	—
Ameristock Mutual Fund	161,998	—
PBHG Disciplined Equity Fund	109,908	—
Artisan International Fund	62,037	—
Fidelity Cash Reserve	52,238	—
Deutsche International Equity Fund	—	524,441

	64,656,126	66,082,571
Participant loans receivable	2,751,026	2,583,496

	67,407,152	68,666,067
Other receivable	—	15,240

	$67,407,152	$68,681,307

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Contributions:
Participants	$8,458,040
Employer	6,305,716

Total contributions	14,763,756

Investment income (loss):
Interest and dividends	957,972
Net unrealized depreciation in fair market value of investments	(11,051,657)
Net realized loss on disposition of investments	(2,376,835)

Investment loss, net	(12,470,520)

Total additions, net	2,293,236
Distributions to participants	(3,434,534)
Administrative expenses	(132,857)

Net decrease in net assets available for benefits	(1,274,155)
Net assets available for benefits:
Beginning of the year	68,681,307

End of year	$67,407,152

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002

(1)   Plan Description

        The following description is provided for general information purposes only. More complete information regarding the plan's provisions may be found in the plan document.

  (a)
  Participation

          SkyWest, Inc. (the Company) adopted the SkyWest, Inc. Employees' Retirement Plan (the Plan), a 401(k) plan, effective April 1, 1977. The Plan is a defined contribution plan and is intended to be a qualified retirement plan under the Internal Revenue Code (IRC). It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (ERISA). The Plan has been amended at various times.

          The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. The Plan's trustees include three employees of the Company, one of whom is an officer.

  (b)
  Eligibility, Contributions, and Benefits

          Employees who have completed 90 days of service are eligible to participate in the Plan. An eligible employee who has enrolled, shall become a participant on the first day of the month coinciding with or following the date that the employee meets the respective eligibility requirements. Employees must affirmatively elect to participate in the Plan.

          Employees are eligible to participate in the employer match program after completing one year of service. Employees must be making contributions to the Plan in order to receive the employer match. An employee is eligible to participate in the discretionary contribution program when he or she has completed two years of service and is 18 or older.

  (c)
  Contributions

          Participants elect both the amount of salary reduction contributions and the allocation of the salary reduction contributions among the various investment alternatives within the Plan. Salary reduction contributions cannot exceed the lesser of 25% of the participant's eligible compensation or the maximum amount allowable under the IRC, which was $11,000 during 2002.

          Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan. During 2002, the Company matched each eligible participant's salary reduction contribution at levels ranging from 2% to 6%, based on years of service. Additionally, each year the Company may make a discretionary contribution based on its earnings. The Company made a discretionary contribution of $2,292,486 in 2002. Company discretionary contributions are allocated based on the participants' eligible compensation.

  (d)
  Benefits

          Participants are immediately vested 100% in their account balances. Benefits are normally paid at retirement, disability, death, or other termination. Benefit distributions may be made in a single lump sum payment, installments, or an annuity. Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan agreement.

  (e)
  Investment Options

          At December 31, 2002, the Plan provided for 26 investment options from a variety of registered investment companies and a participant directed brokerage account. The registered investment company options are as follows:

          Fidelity Spartan Money Market Fund—This fund invests in high-quality, short-term money market securities of all types, U.S. dollar-denominated money market securities of domestic and foreign issuers, repurchase agreements, and reverse repurchase agreements.

          Fidelity Magellan Fund—This fund seeks to achieve capital appreciation by investing mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential growth.

          Harris Associates Oakmark Select Fund—This non-diversified fund seeks long-term capital appreciation from investments primarily in common stocks of 12 to 20 U.S. companies.

          Strong Growth Fund—This fund normally invests at least 65% of its assets in equity securities that have prospects for above-average sales and earnings growth; high return on invested capital; sound balance sheets; and overall financial strength.

          Janus Overseas Fund—This fund normally invests 65% of its assets in common stocks of issuers located in at least five foreign countries.

          Neuberger Berman Genesis Fund—This fund seeks capital appreciation through investing primarily in common stocks of issuers located outside the United States.

          J.P. Morgan Disciplined Equity Fund—This fund primarily invests in equities of medium-and large-capitalization U.S. Companies and has a sector weighting similar to that of the S&P 500 index.

          American Century Equity Income Fund—This fund seeks current income and capital appreciation as a secondary consideration by normally investing at least 85% of its assets in income-producing securities and at least 15% of its assets in equities.

          Vanguard Admiral Intermediate-Term Treasury Fund—This fund seeks to provide current income from investing at least 85% of its assets in common stocks of large companies with a core position of 20 to 30 common stocks.

          Turner Small Cap Equity Fund—This fund seeks capital appreciation through investing in a diversified portfolio of common stocks with market capitalizations not exceeding $1 billion.

          Fidelity Equity Income Fund—This fund seeks to achieve reasonable income and also considers the potential for capital appreciation by investing mainly in income-producing equity securities.

          Fidelity Puritan Fund—This fund invests in a broadly diversified portfolio of high-yielding equity and debt securities with preservation of capital as its main objective.

          RYDEX OTC Fund—This fund seeks to provide investment results that correspond to the NASDAQ 100 index, a benchmark for over-the-counter securities.

          Strong Corporate Bond Fund—This fund normally invests at least 65% of its assets in corporate bonds and the remaining assets in any other type of fixed-income securities, including U.S. Government obligations and mortgage-backed securities.

          Banc of America Nations Marsico Focused Equities Fund—This fund seeks long-term growth of capital by investing at least 65% of its assets in common stocks of large companies with a core position of 20 to 30 common stocks.

          SkyWest, Inc. Common Stock Fund—Invests only in SkyWest, Inc. common stock. Shares of SkyWest stock are bought and sold over-the-counter each pay period based on participants' elections. Voting rights for the common stock held in the SkyWest Stock Fund are passed through to participants. The market value of the SkyWest Stock Fund is determined based on unitized stock accounting.

          Wasatch Small Cap Value Fund—This fund invests at least 65% of assets in common stocks of companies with market capitalization less than $300 million. This fund is a long-term growth fund.

          Nations International Value Investor—This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in foreign equities from at least three foreign countries.

          Wasatch Small Cap Growth Fund—This fund seeks long-term growth of capital with income as a secondary concern. The fund normally invests at least 65% of assets in equities that management believes have above-average appreciation potential.

          Participant Directed Brokerage Fund—This fund allows selected employees to invest up to 50% of their account balance in mutual funds or corporate stocks listed on the major exchanges. This fund is currently limited to 25 participants.

          Strong Bond Fund—This fund seeks current income by investing at least 65% of its assets in corporate bonds and it may invest the remaining assets in any other type of fixed-income securities, including U.S. government obligations and mortgage-backed securities.

          Turner Mid Cap Growth Fund—This growth fund invests primarily in common stocks with market capitalization amounts between $500 and $6 billion that management believes offer strong earnings growth potential.

          Ameristock Mutual Fund—This fund seeks to invest in large-capitalization companies. The Fund utilizes the best of active (fundamental) and passive index portfolio management techniques.

          PBHG Disciplined Equity—This fund seeks above-average total returns through investments in equity securities.

          Artisan International—This fund seeks long-term capital growth by investing in a broadly diversified portfolio of international growth stocks, concentrating on industries or investment themes that present accelerating growth prospects and companies that capitalize on that growth.

          Fidelity Cash Reserves—This fund is used to meet the Plan's liquidity needs for making distributions and transfers.

          Deutsche International Equity Fund—This fund seeks long-term capital appreciation by investing at least 65% of its assets in the stocks and other securities with equity characteristics of companies in developed countries outside the United States.

  (f)
  Loans Receivable from Participants

          The Plan agreement provides for loans to be made to participants and beneficiaries. The loans must bear a reasonable rate of interest, have specific repayment terms and be adequately secured.

  Under no circumstances can the amount of the loan exceed the lesser of $50,000 or 50% of the participant's vested account balance.

  (g)
  Related Parties

          The Plan Sponsor and Fidelity Investments Institutional Services Co. (Fidelity) are considered related parties to the Plan. The Plan Sponsor common stock and Fidelity managed mutual funds are investment options in the Plan. Fidelity is the asset custodian for the Plan.

(2)   Summary of Significant Accounting Policies

  (a)
  Basis of Accounting

          The Plan's financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

  (b)
  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

  (c)
  Investment Valuation

          The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

          Investments, other than loans receivable from participants, are carried at quoted market value. Loans receivable from participants are valued at face value, which approximates the future principal and interest payments discounted at prevailing interest rates for similar instruments. Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in income currently. Dividends and interest are reinvested as earned. Purchases and sales of investments are recorded on a trade-date basis.

  (d)
  Expenses

          The Plan pays all administrative expenses of the Plan, other than legal fees.

  (e)
  Interest and Dividend Income

          Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

  (f)
  Net Unrealized Appreciation (Depreciation) in Fair Value of Investments

          Net unrealized appreciation (depreciation) in fair value of investments is determined by comparing the fair value of each investment at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year) with the fair value at the end of the plan year.

  (g)
  Net Realized Gain (Loss) on Disposition of Investments

          Net realized gain (loss) on investments is determined by comparing the sales price of each investment as of the disposition date with the fair value at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year).

  (h)
  Termination of Plan

          Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA. If the Plan is terminated, the participants are fully vested and have a nonforfeitable interest in their accounts.

(3)   Transactions with Parties-in-Interest

        Transactions in shares of the Plan Sponsor's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2002, the Plan made purchases of $1,625,618 and sales of $534,344 of the Plan Sponsor's common stock.

(4)   Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated June 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the determination letter the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

(5)   Investments

        During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Common stock	$1,143,713
Mutual funds	12,284,779

$13,428,492

  (6)
  Plan Amendments

          During 2002, the Plan was amended in its entirety to become compliant with changes in the tax laws (GUST and EGTTRA provisions) relating to qualified plans. The Company requested a GUST determination letter from the IRS on the amended Plan and on June 21, 2002, the Company received a favorable determination letter. Additionally, during 2002, the Plan added an investment option to allow participants to invest in the Plan Sponsor's common stock (SkyWest, Inc. Common Stock). The Plan was amended to restrict participants investments in SkyWest Common Stock to 25 percent of the participants account balance.

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN

EIN 87-0292166, Plan 001

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(e) Current value
*	Fidelity Investments Institutional Services Co.	9,488,140 shares of Spartan Money Market Fund	$9,488,140
*	Fidelity Investments Institutional Services Co.	101,151 shares of Magellan Fund	7,986,920
	Harris Associates LP	239,233 shares of Oakmark Select Fund	5,699,061
	Strong Capital Management, Inc.	365,551 shares of Strong Growth Fund	4,814,323
	Janus Capital Corp.	311,181 shares of Janas Overseas Fund	4,757,964
	Neuberger & Berman Management, Inc.	157,580 shares of Neuberger Berman Genesis Fund	4,434,808
	J.P. Morgan Investment Management, Inc.	388,347 shares of J.P. Morgan Disciplined Equity Fund	4,097,059
	American Century Investments	484,885 shares of Equity Income Fund	3,167,027
	The Vanguard Group	237,125 shares of Vanguard Admiral Intermediate-Term Treasury Fund	2,795,704
	Turner Investment Partners, Inc.	190,585 shares of Turner Small Cap Equity Fund	2,561,582
*	Fidelity Investments Institutional Services Co.	58,005 shares of Equity Income Fund	2,301,078
*	Fidelity Investments Institutional Services Co.	140,742 shares of Puritan Fund	2,222,323
	RYDEX Global Advisors	252,126 shares of RYDEX OTC Fund	1,711,933
	Strong Capital Management, Inc.	167,545 shares of Strong Corporation Bond Fund	1,673,772
	Banc of America Advisors, Inc.	116,093 shares of Nations Marsico Focused Equities Fund	1,474,376
*	SkyWest, Inc.	124,419 shares of Common Stock SkyWest, Inc.	1,626,123
	Wasatch Advisors Inc.	307,460 shares of Wasatch Small Cap Value Fund	1,081,210
	Nations International	55,806 shares of Nations International Value Investor Fund	718,794

	Wasatch Advisors Inc.	21,119 shares of Wasatch Small Cap Growth Fund	$568,947
	Participant Directed Brokerage Accounts	Various Mutual Funds and Common Stock	562,968
	Strong Capital Management, Inc.	26,612 shares of Strong Bond Fund	278,654
	Turner Investment Partners, Inc.	16,804 shares of Turner Mid Cap Growth Fund	247,179
	Ameristock Corporation	4,903 shares of Ameristock Mutual Fund	161,998
	Pilgrim Baxter & Associates	14,404 shares of PBHG Disciplined Equity Fund	109,908
	Artisan Partners	4,195 shares of Artisan International Fund	62,037
*	Fidelity Investments Institutional Services Co.	52,238 units of cash	52,238
	Plan Participants	494 loans at 10% interest, with maturity dates through 2016 collateralized by respective participants' account balances	2,751,026

			$67,407,152

*
Denotes party-in-interest

SIGNATURE

        Pursuant to the requriements of the Securites Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN
By:	/s/ MICHAEL J. KRAUPP
Name:	Michael J. Kraupp
Title:	Trustee

EXHIBIT INDEX

        The following exhibits are filed as part of this annual report:

Exhibit Number	Description
99.1	Written Statement of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)
99.2	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

QuickLinks

Index to Financial Statements and Schedule
Report of Independent Auditors
Independent Auditors' Report
SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN Statements of Net Assets Available for Benefits December 31, 2002 and 2001
SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2002
SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN Notes to Financial Statements December 31, 2002
SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN EIN 87-0292166, Plan 001 Schedule H, Line 4i—Schedule of Assets (Held At End of Year) December 31, 2002
SIGNATURE
EXHIBIT INDEX